UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 5, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 5 October 2020 entitled ‘NOMINATION OF RÜDIGER GRUBE AS INDEPENDENT CHAIRMAN OF THE SUPERVISORY BOARD’.

RNS Number : 0256B

Vodafone Group Plc

05 October 2020

5 October 2020

Vodafone Group Plc ⫶ Vantage Towers

NOMINATION OF RÜDIGER GRUBE AS INDEPENDENT CHAIRMAN OF THE SUPERVISORY BOARD

Vantage Towers, Europe’s leading tower infrastructure operator, today announces the nomination of Rüdiger Grube as independent Chairman of the Supervisory Board, in preparation for its IPO in early 2021. Dr. Grube will join the Supervisory Board and become Chairman upon formal election and nomination, in advance of the IPO.

Vantage Towers will be Europe’s largest and most geographically diversified tower infrastructure company, with over 68,000 sites across nine markets. It will have a controlling interest in eight markets - Germany, Spain, Greece, Portugal, Czech Republic, Romania, Hungary and Ireland - and co-control of INWIT (33.2% equity stake) in Italy, with the potential to include Vodafone Group Plc’s (“Vodafone”) 50% equity stake in Cornerstone Telecommunications Infrastructure Limited (UK), which it co-controls with Telefonica.

Rüdiger Grube brings over 30 years of international executive and non-executive Board experience. He previously had a long career at Daimler across a variety of roles, was CEO of Deutsche Bahn, and was Chairman and non-executive Director of Airbus. Dr. Grube is currently Chairman of the Supervisory Board of Vossloh and Chairman of the Supervisory Board of Hamburger Hafen und Logistik. He is excited to be nominated as Chairman of the Supervisory Board of Vantage Towers, and is committed to dedicating appropriate time and focus to this role.

Dr. Grube is recognised for his deep experience in capital-intensive infrastructure and service based industries, his extensive business and political engagements in Europe, and his track record in significant stakeholder relationship management.

Vodafone is committed to strong corporate governance at Vantage Towers and assembling an experienced Supervisory Board - with appropriate independent representation, including an independent Chairman - are important steps in this process. Further independent members of the Vantage Towers Supervisory Board will be announced in due course, ensuring the Supervisory Board is in place well ahead of IPO.

Nick Read, Vodafone Chief Executive, commented: “I am delighted that Rüdiger Grube has agreed to become the independent Chairman of the Supervisory Board of Vantage Towers, where his significant international executive and non-executive experience will be a valuable asset to the business. This milestone represents a further important step in our creation of Europe's leading tower infrastructure company as we prepare Vantage Towers for an IPO in early 2021 and unlock value for our shareholders.”

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Vivek Badrinath, Vantage Towers Chief Executive, commented: “I am very pleased that Rüdiger Grube has been nominated to chair the Supervisory Board. I look forward to working with him and the wider Supervisory Board to drive our strategy to enable Europe's digital transformation and to benefit from the attractive long-term trends delivering growth and value opportunities across each of our markets.”

Rüdiger Grube commented: “I am excited to be nominated the independent Chairman of the Supervisory Board of Vantage Towers, a market leading business with excellent prospects from being one of Europe's leading digital enablers. I am looking forward to working with Vivek and his team to deliver both a successful IPO and to capture the structural growth opportunities from mobile coverage obligations and increasing end-user demand for data.”

- ends -

For more information, please contact:

Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 5, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary